

Serguei Vassiliev · 3rd

IT Manager/Solution Architect at Ryder System, Inc

Greater Detroit Area · 150 connections · **Contact info**

 **Ryder System, Inc.**

St. Petersburg State Technical University

Experience



Development Manager/Solution Architect

Ryder System, Inc.

Jan 2017 – Present · 3 yrs 5 mos

Novi, MI



Senior Solution Architect

Five Brothers Default Management Solutions

Dec 2014 – Dec 2016 · 2 yrs 1 mo

Successfully led IT transformation, including implementation of Microsoft Dynamics CRM/NAV and cloud based and mobile solutions for the company preservation services.
-Designed and developed an innovative mobile field services management system, which significantly optimized the company's vendor management and preservations opera ...**see mor**



Technical Manager/Solution Architect

Ciber

Apr 2009 – Dec 2014 · 5 yrs 9 mos

Ford Motor Company

As Technical Manager/Solution Architect, successfully delivered multi-million dollar software development and integration projects for Plant Floor Systems, Business Intelligence and Advanced Research & Development divisions, while working through all phases of s

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...

Co-Founder/Managing Partner

Waylogics, LLC

Dec 2009 – Dec 2011 · 2 yrs 1 mo

Bloomfield Hills, MI

As a part of NSF-funded startup initiative, led design and implementation of cloud-based green fleet management system to provide affordable routing optimization services for small-to-medium scale commercial fleets. Identified market opportunities and developed successful business and technology strategy.   **...see mor**



Senior Developer

Compuware

Feb 2001 – Apr 2009 · 8 yrs 3 mos

Ford Motor Company Plant Floor Systems

Successfully led multiple software development projects for Ford Plant Floor Systems, including integration of IBM Maximo Asset Management system with existing applications deployed at
70+ production facilities worldwide.   **...see mor**

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Education

St. Petersburg State Technical University

MS, Electrical Engineering

1989 – 1994

Licenses & Certifications

Sun Certified Java Programmer

Skills & Endorsements

Agile Methodologies · 10

 Endorsed by **3 of Serguei's colleagues at Ford Motor Company**

SOA · 7

Ashwin Manepalli and 6 connections have given endorsements for this skill

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Microsoft SQL Server · 5

 Endorsed by **2 of Serguei's colleagues at Ford Motor Company**

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